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Exhibit 12

WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2007	2006	2005	2004	2003
Consolidated pretax income from continuing operations before minority interest, equity in earnings of affiliates, accounting changes and extraordinary items	$681.5	$729.8	$305.2	$258.4	$373.9
Distributed income of equity investees	31.2	85.6	—	—	3.7
Interest expense on debt	73.0	50.1	44.5	49.1	48.6
Interest portion of rental expense	18.3	16.4	16.4	15.5	14.3

Earnings	$804.0	$881.9	$366.1	$323.0	$440.5

Interest expense on debt	$73.0	$50.1	$44.5	$49.1	$48.6
Interest portion of rental expense	18.3	16.4	16.4	15.5	14.3

Fixed charges	$91.3	$66.5	$60.9	$64.6	$62.9

Ratio of earnings to fixed charges	8.8	13.3	6.0	5.0	7.0

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  Exhibit 12